UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-56400

H&R BLOCK RETIREMENT SAVINGS PLAN
(Exact name of registrant as specified in its charter)

One H&R Block Way, Kansas City, Missouri 64105, (816) 854-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Plan Participation Interests in the H&R Block Retirement Savings Plan
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)         ☐
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(l)(i)        ☒
Rule 12h-3(b)(l)(ii)    ☐
Rule 15d-6        ☐

Approximate number of holders of record as of the certification or notice date: *
* H&R Block, Inc. common stock, without par value, has been eliminated as an investment option under the H&R Block Retirement Savings Plan (the "Plan"). Therefore, participation interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the H&R Block Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2014	By: /s/ Jeffrey T. Brown
Name:    Jeffrey T. Brown
Title:     Chief Accounting and Risk Officer
    H&R Block, Inc.